Sierra Wireless Reports Third Quarter 2016 Results

VANCOUVER, BRITISH COLUMBIA - November 3, 2016 - Sierra Wireless, Inc. (NASDAQ: SWIR) (TSX: SW) today reported results for its third quarter ending September 30, 2016. All results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles (GAAP), except as otherwise indicated below.

Revenue for the third quarter of 2016 was $153.6 million, a decrease of 0.7% compared to $154.6 million in the third quarter of 2015. Revenue from OEM Solutions was $127.8 million in the third quarter of 2016, down 2.2% compared to $130.7 million in the third quarter of 2015. Revenue from Enterprise Solutions was $18.9 million in the third quarter of 2016, up 6.8% compared to $17.7 million in the third quarter of 2015. Revenue from Cloud and Connectivity Services was $6.9 million in the third quarter of 2016, up 10.7% compared to $6.2 million in the third quarter of 2015. Gross margin in the third quarter of 2016 was 32.1%, compared to 31.7% in the same period of 2015.

“In the third quarter of 2016, we delivered financial results that were in line with our expectations, while also strengthening our strategic position with new product launches, new design wins and the acquisition of Bluetooth innovator, Blue Creation,” said Jason Cohenour, President and CEO. “Looking forward, we expect stronger financial results in the fourth quarter, including sequential and year-over-year revenue growth.”

GAAP RESULTS

•	Gross margin was $49.4 million, or 32.1% of revenue, in the third quarter of 2016, compared to $49.0 million, or 31.7% of revenue, in the third quarter of 2015.

•
Operating expenses were $49.4 million and loss from operations was $0.1 million in the third quarter of 2016, compared to operating expenses of $44.8 million and earnings from operations of $4.2 million in the third quarter of 2015.

•	Net loss was $1.8 million, or $0.06 per share, in the third quarter of 2016, compared to net earnings of $3.3 million, or $0.10 per share, in the third quarter of 2015.

•
Cash and cash equivalents at the end of the third quarter of 2016 were $112.0 million, representing an increase of $13.6 million compared to the end of the second quarter of 2016. Cash generated from operations during the third quarter was $24.4 million.

NON-GAAP RESULTS

•	Gross margin was 32.2% in the third quarter of 2016, compared to 31.8% in the third quarter of 2015.

•
Operating expenses were $43.2 million and earnings from operations were $6.3 million in the third quarter of 2016, compared to operating expenses of $39.7 million and earnings from operations of $9.5 million in the third quarter of 2015.

•	Net earnings were $4.1 million, or $0.13 per share, in the third quarter of 2016, compared to net earnings of $7.4 million, or $0.23 per share, in the third quarter of 2015.

•	Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") were $9.7 million in the third quarter of 2016, compared to $12.1 million in the third quarter of 2015.

Acquisition of Blue Creation
On November 2, 2016, we completed the acquisition of all of the outstanding shares of the parent company and sole owner of Blue Creation for total cash consideration of approximately $6.5 million ($3.0 million, net of approximately $3.5 million of cash acquired), subject to working capital adjustments, plus a maximum contingent consideration of $0.5 million under a performance-based earnout formula.  Based in the United Kingdom, Blue Creation specializes in Bluetooth, Bluetooth Low Energy, Wi-Fi and other embedded wireless technologies.  The company's products include embedded modules and software protocol stacks which are complementary to our OEM Solutions portfolio.  We believe that the acquisition of Blue Creation provides us with expanded short-range wireless capabilities in Bluetooth and Wi-Fi and will strengthen our strategic position with OEMs. The Blue Creation business will be integrated with our OEM Solutions business unit. In the short term, we expect the financial impact of adding Blue Creation to be minimal.

Financial Guidance
For the fourth quarter of 2016, we expect revenue to be in the range of $157 million to $166 million and non-GAAP earnings per share to be in the range of $0.13 to $0.19.

This Non-GAAP guidance reflects current business indicators and expectations. Inherent in this guidance are risk factors that are described in greater detail in our regulatory filings. Our actual results could differ materially from those presented above. All figures are approximations based on management's current beliefs and assumptions.

Non-GAAP Financial Measures
We disclose non-GAAP financial measures as we believe they provide useful information on actual operating performance and assist in comparisons from one period to another. Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

Non-GAAP gross margin excludes the impact of stock-based compensation expense and related social taxes.

Non-GAAP earnings (loss) from operations excludes the impact of stock-based compensation expense and related social taxes, amortization related to acquisitions, acquisition-related and integration costs, restructuring costs, impairment and other nonrecurring costs.

Non-GAAP net earnings (loss) and non-GAAP earnings (loss) per share exclude the impact of stock-based compensation expense and related social taxes, amortization related to acquisitions, acquisition-related and integration costs, restructuring costs, impairment, other nonrecurring costs, foreign exchange gains or losses on translation of certain balance sheet accounts and certain tax adjustments.

We use the above-noted non-GAAP financial measures for planning purposes and to allow us to assess the performance of our business before including the impacts of the items noted above as they affect the comparability of our financial results. These non-GAAP measures are reviewed regularly by management and the Board of Directors as part of the ongoing internal assessment of our operating performance. We also use non-GAAP earnings from operations as one component in determining short-term incentive compensation for management employees.

Adjusted EBITDA is defined as net earnings (loss) plus stock-based compensation expense and related social taxes, acquisition-related and integration costs, restructuring cost, impairment, other nonrecurring costs, amortization, foreign exchange gains or losses on translation of certain balance sheet accounts, interest and income tax expense. Adjusted EBITDA is a metric used by investors and analysts for valuation purposes and we believe that it is an important indicator of our operating performance and our ability to generate liquidity through operating cash flow that will fund future working capital needs and fund future capital expenditures.

Conference call and webcast details
Sierra Wireless President and CEO, Jason Cohenour, and CFO, David McLennan, will host a conference call and webcast with analysts and investors to review the results on Thursday, November 3, 2016, at 6:00 PM Eastern Time (3:00 PM PT). A live slide presentation will be available for viewing during the call from the link provided below.
To participate in this conference call, please dial the following number approximately ten minutes prior to the start of the call:

•	Toll-free (Canada and US): 1-877-201-0168

•	Alternate number: 1-647-788-4901

•	Conference ID: 70508861

To access the webcast, please follow the link below:
Sierra Wireless Q3 2016 Conference Call and Webcast
If the above link does not work, please copy and paste the following URL into your browser:
http://event.on24.com/r.htm?e=1251840&s=1&k=79FE36866CE46C8061FCA69569C950D8

The webcast will remain available at the above link for one year following the call.

Investor and Media Contact:
David Climie
Vice President, Investor Relations
+1 (604) 231-1137
dclimie@sierrawireless.com

Investor Contact:
David G. McLennan
Chief Financial Officer
+1 (604) 231-1181
investor@sierrawireless.com

Cautionary Note Regarding Forward-Looking Statements
Certain statements and information in this press release are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) including statements and information relating to our financial guidance for the fourth quarter of 2016 and our fiscal year 2016, our business outlook for the short and longer term, statements regarding our strategy, plans and future operating performance. Forward-looking statements are provided to help you understand our views of our short and long term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We do not intend to update or revise our forward-looking statements unless we are required to do so by securities laws.
Forward-looking statements:

•	Typically include words and phrases about the future such as “outlook”, “will”, “may", “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”.

•	Are not promises or guarantees of future performance. They represent our current views and may change significantly.

•	Are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

•	our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•	our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•	expected cost of goods sold;

•	expected component supply constraints;

•	our ability to "win" new business;

•	our ability to integrate acquired businesses and realize expected benefits;

•	expected deployment of next generation networks by wireless network operators;

•	our operations not being adversely disrupted by component shortages or other development, operating or regulatory risks; and

•	expected tax rates and foreign exchange rates.

•
Are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including without limitation, the following factors. These risk factors and others are discussed in our Annual Information Form and Management's Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada:

•	competition from new or established service providers or from those with greater resources;

•	disruption of, and demands on, our ongoing business and diversion of management's time and attention in connection with acquisitions or divestitures;

•	the loss of any of our significant customers;

•	cyber-attacks or other breaches of our information technology security;

•	difficult or uncertain global economic conditions;

•	our financial results being subject to fluctuation;

•	our ability to attract or retain key personnel;

•	risks related to infringement on intellectual property rights of others;

•	our ability to obtain necessary rights to use software or components supplied by third parties;

•	our ability to enforce our intellectual property rights;

•	our ability to respond to changing technology, industry standards and customer requirements;

•	our reliance on single source suppliers for certain components used in our products;

•	failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects or other quality issues;

•	our dependence on a limited number of third party manufacturers;

•	unanticipated costs associated with litigation or settlements;

•	our dependence on wireless network carriers to promote and offer acceptable wireless data services;

•	risks related to contractual disputes with counterparties;

•	risks related to governmental regulation;

•	risks related to the transmission, use and disclosure of user data and personal information; and

•	risks inherent in foreign jurisdictions.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,000 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

"AirPrime," "AirLink," and "AirVantage" are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS)
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Revenue	$153,560	$154,581	$452,586	$462,952
Cost of goods sold	104,192	105,572	303,639	314,160
Gross margin	49,368	49,009	148,947	148,792

Expenses
Sales and marketing	15,519	13,856	47,194	39,829
Research and development	18,015	17,987	55,030	55,481
Administration	11,435	9,416	31,248	30,928
Restructuring	—	39	—	750
Acquisition-related and integration	34	443	467	2,561
Amortization	4,418	3,066	12,905	8,455
	49,421	44,807	146,844	138,004
Earnings (loss) from operations	(53)	4,202	2,103	10,788
Foreign exchange gain (loss)	590	(102)	1,811	(10,445)
Other income	23	13	81	131
Earnings before income taxes	560	4,113	3,995	474
Income tax expense	2,329	827	4,328	2,765
Net earnings (loss)	$(1,769)	$3,286	$(333)	$(2,291)
Other comprehensive loss:
Foreign currency translation adjustments, net of taxes of $nil	(973)	(1,240)	(92)	(190)
Comprehensive earnings (loss)	$(2,742)	$2,046	$(425)	$(2,481)

Net earnings (loss) per share (in dollars)
Basic	$(0.06)	$0.10	$(0.01)	$(0.07)
Diluted	(0.06)	0.10	(0.01)	(0.07)
Weighted average number of shares outstanding (in thousands)
Basic	32,043	32,231	32,055	32,119
Diluted	32,043	32,823	32,055	32,119

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	September 30, 2016	December 31, 2015
Assets
Current assets
Cash and cash equivalents	$112,054	$93,936
Accounts receivable, net of allowance for doubtful accounts of $2,481 (December 31, 2015 - $2,088)	123,435	116,246
Inventories	24,683	32,829
Prepaids and other	9,678	14,179
	269,850	257,190
Property and equipment	34,075	28,947
Intangible assets	79,054	84,250
Goodwill	159,138	156,488
Deferred income taxes	14,873	14,865
Other assets	5,821	4,592
	$562,811	$546,332

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$142,287	$128,537
Deferred revenue and credits	4,372	3,479
	146,659	132,016
Long-term obligations	49,344	44,353
Deferred income taxes	12,794	11,667
	208,797	188,036
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding: 32,051,049 shares (December 31, 2015 - 32,337,201 shares)	344,400	346,453
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost: 355,471 shares (December 31, 2015 – 240,613 shares)	(5,134)	(4,017)
Additional paid-in capital	23,572	23,998
Deficit	(754)	(160)
Accumulated other comprehensive loss	(8,070)	(7,978)
	354,014	358,296
	$562,811	$546,332

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Cash flows provided by (used in):
Operating activities
Net earnings (loss)	$(1,769)	$3,286	$(333)	$(2,291)
Items not requiring (providing) cash
Amortization	6,577	4,869	18,851	14,452
Stock-based compensation	1,847	2,539	5,784	7,273
Other	(93)	(51)	(204)	6,200
Changes in non-cash working capital
Accounts receivable	7,144	8,407	(4,190)	(12,438)
Inventories	(2,213)	(11,294)	10,964	(20,530)
Prepaids and other	3,514	1,521	3,455	(5,667)
Accounts payable and accrued liabilities	7,763	1,387	13,462	15,950
Deferred revenue and credits	1,705	(127)	958	756
Cash flows provided by operating activities	24,475	10,537	48,747	3,705
Investing activities
Additions to property and equipment	(4,540)	(3,397)	(12,810)	(9,214)
Proceeds from sale of property and equipment	—	5	3	5
Additions to intangible assets	(201)	(242)	(737)	(829)
Acquisitions:
GenX Mobile Incorporated, net of cash acquired	(5,900)	—	(5,900)	—
Wireless Maingate AB, net of cash acquired	—	—	—	(88,449)
Accel Networks LLC	—	—	—	(9,250)
MobiquiThings SAS, net of cash acquired	—	(14,881)	—	(14,881)
Cash flows used in investing activities	(10,641)	(18,515)	(19,444)	(122,618)
Financing activities
Issuance of common shares	98	532	1,569	3,257
Repurchase of common shares for cancellation	—	—	(6,206)	—
Purchase of treasury shares for RSU distribution	—	(134)	(4,214)	(2,587)
Taxes paid related to net settlement of equity awards	(13)	(63)	(790)	(2,257)
Payment for contingent consideration	—	—	(16)	—
Decrease in other long-term obligations	(152)	(28)	(290)	(172)
Cash flows provided by (used in) financing activities	(67)	307	(9,947)	(1,759)
Effect of foreign exchange rate changes on cash and cash equivalents	(146)	(434)	(1,238)	1,979
Cash and cash equivalents, increase (decrease) in the period	13,621	(8,105)	18,118	(118,693)
Cash and cash equivalents, beginning of period	98,433	96,474	93,936	207,062
Cash and cash equivalents, end of period	$112,054	$88,369	$112,054	$88,369

SIERRA WIRELESS, INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS BY QUARTER

(in thousands of U.S. dollars, except where otherwise stated)	2016			2015
	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

Gross margin - GAAP	$49,368	$52,764	$46,815	$193,855	$45,063	$49,009	$50,947	$48,836
Stock-based compensation and related social taxes	108	107	106	647	106	146	147	248
Gross margin - Non-GAAP	$49,476	$52,871	$46,921	$194,502	$45,169	$49,155	$51,094	$49,084

Earnings (loss) from operations - GAAP	$(53)	$3,411	$(1,255)	$10,114	$(674)	$4,202	$4,112	$2,474
Stock-based compensation and related social taxes	1,856	1,902	1,993	9,685	1,670	2,557	2,858	2,600
Acquisition-related and integration	34	59	374	1,945	(616)	443	1,015	1,103
Restructuring	—	—	—	951	201	39	711	—
Other nonrecurring	1,283	—	—	—	—	—	—	—
Acquisition-related amortization	3,206	3,058	2,530	9,666	2,734	2,234	2,029	2,669
Earnings from operations - Non-GAAP	$6,326	$8,430	$3,642	$32,361	$3,315	$9,475	$10,725	$8,846

Net earnings (loss) - GAAP	$(1,769)	$718	$718	$(2,674)	$(383)	$3,286	$4,076	$(9,653)
Stock-based compensation and related social taxes, restructuring, impairment, acquisition-related, integration and other nonrecurring	3,173	1,961	2,367	12,581	1,255	3,039	4,584	3,703
Amortization	6,577	6,706	5,568	20,216	5,764	4,869	4,452	5,131
Interest and other, net	(23)	(32)	(26)	(115)	16	(13)	(13)	(105)
Foreign exchange loss (gain)	(590)	1,071	(2,292)	11,843	1,398	102	(1,550)	11,893
Income tax expense (recovery)	2,329	1,654	345	1,060	(1,705)	827	1,599	339
Adjusted EBITDA	9,697	12,078	6,680	42,911	6,345	12,110	13,148	11,308
Amortization (exclude acquisition-related amortization)	(3,371)	(3,648)	(3,038)	(10,550)	(3,030)	(2,635)	(2,423)	(2,462)
Interest and other, net	23	32	26	115	(16)	13	13	105
Income tax expense - Non-GAAP	(2,208)	(2,086)	(1,047)	(6,702)	(763)	(2,069)	(2,101)	(1,769)
Net earnings - Non-GAAP	$4,141	$6,376	$2,621	$25,774	$2,536	$7,419	$8,637	$7,182

Diluted net earnings (loss) per share
GAAP - (in dollars)	$(0.06)	$0.02	$0.02	$(0.08)	$(0.01)	$0.10	$0.12	$(0.30)
Non-GAAP - (in dollars)	$0.13	$0.20	$0.08	$0.80	$0.08	$0.23	$0.26	$0.22

SIERRA WIRELESS, INC.

SEGMENTED RESULTS

(In thousands of U.S. dollars, except where otherwise stated)	2016			2015
	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

OEM Solutions
Revenue	$127,765	$132,667	$120,874	$523,366	$121,540	$130,653	$138,133	$133,040
Gross margin (2)
- GAAP	$37,191	$41,005	$34,290	$151,807	$33,416	$37,440	$40,990	$39,961
- Non-GAAP	$37,280	$41,096	$34,380	$152,368	$33,506	$37,563	$41,119	$40,180
Gross margin % (2)
- GAAP	29.1%	30.9%	28.4%	29.0%	27.5%	28.7%	29.7%	30.0%
- Non-GAAP	29.2%	31.0%	28.4%	29.1%	27.6%	28.8%	29.8%	30.2%

Enterprise Solutions
Revenue	$18,938	$16,577	$14,995	$63,072	$16,506	$17,734	$15,074	$13,758
Gross margin (1) (2)
- GAAP	$9,273	$8,922	$9,752	$33,127	$8,837	$8,911	$7,917	$7,462
- Non-GAAP	$9,286	$8,934	$9,763	$33,192	$8,848	$8,928	$7,930	$7,486
Gross margin % (1) (2)
- GAAP	49.0%	53.8%	65.0%	52.5%	53.5%	50.2%	52.5%	54.2%
- Non-GAAP	49.0%	53.9%	65.1%	52.6%	53.6%	50.3%	52.6%	54.4%

Cloud and Connectivity Services
Revenue	$6,857	$6,985	$6,928	$21,360	$6,800	$6,194	$4,758	$3,608
Gross margin
- GAAP	$2,904	$2,837	$2,773	$8,921	$2,810	$2,658	$2,040	$1,413
- Non-GAAP	$2,910	$2,841	$2,778	$8,942	$2,815	$2,664	$2,045	$1,418
Gross margin %
- GAAP	42.4%	40.6%	40.0%	41.8%	41.3%	42.9%	42.9%	39.2%
- Non-GAAP	42.4%	40.7%	40.1%	41.9%	41.4%	43.0%	43.0%	39.3%

Total
Revenue	$153,560	$156,229	$142,797	$607,798	$144,846	$154,581	$157,965	$150,406
Gross margin
- GAAP	$49,368	$52,764	$46,815	$193,855	$45,063	$49,009	$50,947	$48,836
- Non-GAAP	$49,476	$52,871	$46,921	$194,502	$45,169	$49,155	$51,094	$49,084
Gross margin %
- GAAP	32.1%	33.8%	32.8%	31.9%	31.1%	31.7%	32.3%	32.5%
- Non-GAAP	32.2%	33.8%	32.9%	32.0%	31.2%	31.8%	32.4%	32.6%

(1) Q1 2016 Enterprise Solutions results include a $1.9 million recovery from a legal settlement with a supplier related to a quality issue with a component used in some of our gateway products. Excluding this recovery, GAAP and Non-GAAP gross margin percentage would have been 52.4% and 52.5%, respectively.
(2) Q2 2016 OEM Solutions results include a $1.7 million recovery from certain legal costs pursuant to a favorable arbitration decision on a contract dispute with an intellectual property licensor. Excluding this recovery, GAAP and Non-GAAP gross margin percentage would have been 29.6% and 29.7%, respectively. Q2 2016 Enterprise Solutions results also include a $0.2 million recovery from this arbitration decision. Excluding this recovery, GAAP and Non-GAAP gross margin percentage would have been 52.7% and 52.8%, respectively.